Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 24, 2006, relating to the financial statements of The Blackhawk Fund (“Blackhawk”) which include the statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2005 appearing in the Annual Report on Form 10-KSB of Blackhawk as of December 31, 2006.

/s/ Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

March 8, 2007